Exhibit 99.1

Suite 3400 — 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP PROVIDES POSITIVE PEÑASQUITO PROJECT UPDATE
VANCOUVER, BRITISH COLUMBIA, DECEMBER 08, 2008 — GOLDCORP INC. (TSX: G, NYSE: GG) today provided an update on development at its Peñasquito project in Zacatecas, Mexico. Goldcorp will host a tour of Peñasquito for analysts and shareholders on December 9th, 2008.
•	The first sulphide process line remains on track for commissioning during mid-2009 with concentrate production in the fourth quarter of 2009
•	The current capital estimate to mechanical completion is less than 10% above the original $1.49 billion estimate
•	The Company anticipates a significant year-end increase in proven and probable reserves following successful low-lead and other metallurgical testwork,
•	Metallurgical testing has improved both recovery estimates and concentrate quality,
•
Other opportunities to enhance project economics are being pursued, including in-pit crushing and conveying, development of a private power generating facility and development of both high-grade and bulk-mineable underground resources

Please refer to the Peñasquito Project — Detailed Development Summary on the Goldcorp website, www.goldcorp.com, under the “Company Updates” section for additional information on the project updates.

Peñasquito is a 100% owned development project that will be Mexico’s largest open pit mine. The project consists of two open pits — Peñasco and Chile Colorado. The project is on track, with the feasibility study envisaging a heap leach operation (which started in 2008), followed by a 50,000 tonne per day milling operation in 2009, ramping up to 130,000 tonnes per day in 2010. Annual production over the life of mine (estimated at 19 years) is expected to ramp up to approximately 500,000 ounces of gold, 30 million ounces of silver and over 400 million pounds of zinc. The June 2007 reserves amounted to 13.05 million ounces of proven and probable gold reserves, 4.73 million ounces of measured and indicated gold resources and 9.02 million ounces of inferred gold resources. In addition, Peñasquito contains 863.9 million ounces of proven and probable silver reserves, 413.3 million ounces of measured and indicated silver resources and 509.9 million ounces of inferred silver resources. Significant quantities of zinc and lead will also add to the revenue base.
Goldcorp is the lowest-cost and fastest growing multi-million ounce senior gold producer with operations throughout the Americas. Its gold production remains 100% unhedged.
Cautionary Note Regarding Forward-Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business — Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
For further information, please contact:

Jeff Wilhoit	e-mail: info@goldcorp.com
Vice President, Investor Relations	website: www.goldcorp.com
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001

Tanya Todd
Manager, Corporate Communications
Goldcorp Inc.
Telephone: (604) 696-3050
Fax: (604) 696-3001